Exhibit 99.19

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 12, 2021

Item 3:	News Release

A news release was disseminated on August 12, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The company provided an update on its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

August 12, 2021

Schedule “A”

New Found Provides Exploration Update and

Provides 3D Modelling of Keats-Lotto Trend

Vancouver, BC, August 12, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to provide an update on its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Nine drills are currently running on Queensway north, eight on the Appleton fault zone and one on the JBP fault zone. To date a total of 301 holes have been completed, totalling 75,025m or approximately 37.5% of the planned 200,000m drill program. Of this total, results have been received and reported for 34,398m with results for 40,627m still pending.

•	At Keats three drills are continuing step out holes down plunge to the south and one drill is focused on mineralization and veining between the high-grade dilation zone and surface. Two drills are turning at the newly discovered Golden Joint, while one drill is continuing step-outs at Lotto.

•	Drilling is now underway at Zone 36, a recently discovered grass roots target located on the west side of the Appleton Fault, approximately 700m north of Lotto (see Figure 1). The presence of vuggy quartz, antimony sulphosalts, and visible gold is suggestive that it has a similar epizonal style of mineralization to the Keats and Lotto zones. Limited surface sampling of the zone resulted in grab samples up to 47.0 g/t Au and channel samples up to 18.9g/t Au over 1.0m.

•	One drill is sequentially testing multiple targets along the JBP fault zone approximately 5km to the east of the Appleton fault zone. Assays are pending from drilling at 1744, H-Pond, and Pocket Pond.

•	Drill intervals including from Keats, Golden Joint and Lotto have been submitted for assay on a rush basis. The Company has continued to experience significant backups at the assay laboratories but expects to receive and release further assay results in the coming weeks.

•	The Company is pleased to share a recently released video showing a discussion of preliminary 3-D modelling of high-grade gold found at Keats, Lotto, and Golden Joint along 2 Km of the Appleton Fault Zone. Click here to watch the video: 3D Model of Appleton Fault North - New Found Gold.

Greg Matheson, P.Geo., COO New Found, stated: “Despite a lag in assay results, drilling at Queensway has continued uninterrupted. Three drills are currently focused on step-out holes down plunge at Keats, with several sample intervals from this drilling having been sent to the lab on a rush basis. A fourth drill is focused on better understanding the mineralization above the main plunge and towards surface with several intervals also being sent to the lab on a rush basis. The Keats zone continues to demonstrate great continuity and remains open in all directions and at depth. We anticipate additional results from this Keats drilling as well as from the Lotto and Golden Joint in the near future.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Figure 1. Appleton Fault Zone targets, Queensway North

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Sampling, Sub-sampling and Laboratory

Host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. In some areas infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated August 12, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. Queensway is host to an extensive epizonal orogenic gold system, one capable of generating very high-grade gold mineralization. To date, New Found has discovered three robust structurally controlled high-grade gold deposits: Keats, Lotto and Golden Joint. More than 15 additional targets are or will be drill tested along 7.8km of strike length on the Appleton fault and 12.4km of strike on the JBP fault. To date the Company has completed approximately 37.5% of its planned 200,000m drill program at Queensway North. Nine rigs are in operation at Queensway with the drill count planned to increase to ten rigs by Q3 2021. With a current working capital balance of approximately $68 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Forward Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland; interpretation of results of the drilling program and funding of the drilling program; future discoveries of high-grade gold mineralization; the merits of the Queensway project. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “target,” “suggestive,” “probability,” “appear,” “pursuit,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5